Amrize Ltd
Grafenauweg 8
6300 Zug, Switzerland

May 28, 2025

VIA EDGAR

Office of Technology
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	SiSi Cheng
Claire Erlanger
Jay Ingram
Thomas Jones

Re:	Acceleration Request for Amrize Ltd
Registration Statement on Form 10-12B
Amendment No. 1 Filed May 7, 2025
File No. 001-42542
CIK No. 0002035989

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10-12B (File No. 001-42542) (as amended, the “Registration Statement”) filed by Amrize Ltd (the “Company”) with the United States Securities and Exchange Commission (the “Commission”).

The Company hereby respectfully requests that the effective date of the Registration Statement be accelerated by the Commission to 4:00 p.m., Eastern time, on May 30, 2025, or as soon as practicable thereafter, pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder.

If the staff of the Commission has any questions or comments concerning this letter, or if you require any additional information, please contact Brandon Van Dyke of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3743 or brandon.vandyke@skadden.com. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Van Dyke and that such effectiveness also be confirmed in writing.

***

Office of Technology
Division of Corporation Finance
Securities and Exchange Commission
May 28, 2025

Very truly yours,

Amrize Ltd

/s/ Samuel J. Poletti
Samuel J. Poletti
Authorized Person

cc:	Brandon Van Dyke, Skadden, Arps, Slate, Meagher & Flom LLP
David Goldschmidt, Skadden, Arps, Slate, Meagher & Flom LLP
Samuel Cammer, Skadden, Arps, Slate, Meagher & Flom LLP
Jeremy Winter, Skadden, Arps, Slate, Meagher & Flom LLP
Urs Kägi, Bär & Karrer AG
Lukas Studer, Director, Amrize Ltd